AB 3/12

\# KH 3/11

SEC Mail Processing Section
MAR 01 2011
Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67245 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREN VENTURES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON BREN
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11019472

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





BB 3/16

## OATH OR AFFIRMATION

I, JON BREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREN VENTURES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELVIRA PERAZIC
Notary Public, State of New York
No. 01PE6230217
Qualified in New York County
Term Expires November 1, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BREN VENTURES LLC

## TABLE OF CONTENTS

**HOROWITZ & ULLMANN, P.C.**
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

# INDEPENDENT AUDITOR'S REPORT

To the Member
Bren Ventures LLC
New York, NY

We have audited the statement of financial condition of Bren Ventures LLC as of December 31, 2010 and the related statements of income, cash flows and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

February 15, 2011
New York, NY

**BREN VENTURES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2010**

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 47,028 |
| Accounts receivable | 82,275 |
| Prepaid expenses | 2,790 |
| Total current assets | 132,093 |
| **PROPERTY AND EQUIPMENT**, net of accumulated depreciation of $1,488 | 3,463 |
| **TOTAL ASSETS** | $135,556 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accrued expenses | $ 7,160 |
| **MEMBER'S EQUITY** | 128,396 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $135,556 |

See independent auditor's report and accompanying notes to financial statements.

**BREN VENTURES LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| **REVENUES** | |
| Fee income | $ 231,760 |
| Foreign currency gain | 632 |
| Total revenues | 232,392 |
| **EXPENSES** | |
| Travel | 84,974 |
| Rent | 69,941 |
| Professional and registration fees | 51,722 |
| Meals and entertainment | 42,912 |
| Medical insurance | 20,456 |
| Telephone | 9,080 |
| Office services | 4,000 |
| Office expenses | 2,093 |
| Depreciation expense | 683 |
| Total expenses | 285,861 |
| **NET LOSS FOR THE YEAR** | $ (53,469) |

See independent auditor's report and accompanying notes to financial statements.

# BREN VENTURES LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (53,469) |
| Adjustments to reconcile net loss to net cash used for operating activities: | |
| Depreciation expense | 683 |
| Changes in assets and liabilities: | |
| Decrease in accounts receivable | 11,386 |
| Decrease in prepaid expenses | 20,170 |
| Decrease in security deposit | 11,563 |
| Increase in accrued expenses | (17,703) |
| Total adjustments | 26,099 |
| Net cash used for operating activities | (27,370) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of equipment | (2,290) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions from member | 30,000 |
| Repayment of member's loan | 179 |
| Net cash provided by financing activities | 30,179 |
| **NET INCREASE IN CASH** | 519 |
| **CASH** – beginning of year | 46,509 |
| **CASH** – end of year | $ 47,028 |

See independent auditor's report and accompanying notes to financial statements.

**BREN VENTURES LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---|
| **MEMBER'S EQUITY** – beginning of year | $ 151,865 |
| **CONTRIBUTIONS FROM MEMBER** | 30,000 |
| **NET LOSS FOR THE YEAR** | (53,469) |
| **MEMBER'S EQUITY** –end of year | $ 128,396 |

See independent auditor's report and accompanying notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 15, 2011, which is the date the financial statements were available to be issued.

## 3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2010. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

## 4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

## 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2010, the Company's net capital exceeds such capital requirements by $34,868 and the ratio of aggregate indebtedness ($7,160) to net capital ($39,868) is .1796 to 1.

## 6. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from a related party under a sublease agreement on a month-to-month basis.

## 7. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount paid to the related party is $51,956 for the year.

## 8. CONCENTRATION RISK

All of the Company's revenues are derived from three hedge fund managers.

Schedule "1"

# BREN VENTURES LLC
## COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
## DECEMBER 31, 2010

| | |
|---|---|
| **MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION** | $ 128,396 |
| Less: Nonallowable assets: | |
| Accounts receivable | 82,275 |
| Equipment (net of accumulated depreciation of $1,488) | 2,790 |
| Prepaid expenses | 3,463 |
| **NET CAPITAL** | 39,868 |
| Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | 5,000 |
| **EXCESS NET CAPITAL** | $ 34,868 |
| **AGGREGATE INDEBTEDNESS** | |
| Accrued expenses | $ 7,160 |
| **6 2/3% OF AGGREGATE INDEBTEDNESS** | $ 478 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 0.1796 to 1 |

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

**BREN VENTURES LLC**
**RECONCILIATION OF NET CAPITAL**
**PURSUANT TO SEC RULE 17a-5 (d)(4)**
**DECEMBER 31, 2010**

| | |
|---|---|
| Net Capital, per Form X-17a-5 as of December 31, 2010 | $ 39,868 |
| Less: Audit adjustments | (12,475) |
| Add: Decrease in non-allowable assets | 12,475 |
| Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1 | $ 39,868 |

See independent auditor's report and accompanying notes to financial statements.

# BREN VENTURES LLC
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
## DECEMBER 31, 2010

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2010.

"Schedule 4"

# BREN VENTURES LLC
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## DECEMBER 31, 2010

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2010.

See independent auditor's report and accompanying notes to financial statements.

# HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Bren Ventures LLC
New York, NY

In planning and performing our audit of the financial statements of Bren Ventures LLC for the year ended December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bren Ventures LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

February 15, 2011
New York, NY

**HOROWITZ & ULLMANN, P.C.**
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

# INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Bren Ventures LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010, which were agreed to by Bren Ventures LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bren Ventures LLC compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Bren Ventures LLC management is responsible for Bren Ventures LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no material differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 15, 2011

# BREN VENTURES LLC
## SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | |
|---|---|
| Total revenue | $ 231,760 |
| Total deductions | - |
| Total revenue, subject to assessment | 231,760 |
| | |
| Computation of assessment: | |
| For the year ended December 31, 2010 @.0025 | $ 579 |
| Less: Payments | |
| July 2010 | 290 |
| Balance Due | $ 289 |